Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Jonathan M. Kopcsik, Esq.
(215) 564-8099
jkopcsik@stradley.com

July 21, 2023

VIA EDGAR
David L. Orlic
Disclosure Review and Accounting Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Quaker Investment Trust
File Nos. 33-38074/811-06260

Dear Mr. Orlic:
Please find below the responses of the Quaker Investment Trust (the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided on July 11, 2023 relating to the Registrant’s filing made pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering a new series, the CCM Affordable Housing MBS ETF (the “Fund”), which was filed on May 25, 2023, in connection with the shell fund reorganization of the Impact Shares Affordable Housing MBS ETF into the Registrant.  For your convenience, we have restated each of the Staff’s comments.

A. Prospectus

1.
Comment:  Footnote 2 under the fee table in the summary section of the prospectus indicates that the fee waiver will only run through October 31, 2023, which is less than a year.  Unless the fee waiver is extended, the fee waiver may not be included as a line item in the fee table.

Response: The fee waiver is intended to run for at a least a year. Accordingly, the Registrant will revise the disclosure to reflect that the fee waiver will run through October 31, 2024.

2.	Comment: Confirm that fees waived by the Fund’s investment adviser, Community Capital Management (“CCM”), may not be recouped.

Response: CCM is be entitled to recoup waived fees and, accordingly, the Registrant will add the following disclosure to Footnote 2 to the Fund’s fee table:

“Pursuant to its expense limitation agreement with the Fund, the Adviser is entitled to recoup any fees that it waived and/or Fund expenses that it paid for a period of three years following such fee waivers and expense payments, to the extent that such recoupment by the Adviser will not cause the Fund to exceed any applicable expense limitation that was in place for the Fund when the fees were waived or expenses were paid.”

3.	Comment: If the Fund’s portfolio turnover rate is expected to regularly exceed 100% on an annual basis, add portfolio turnover risk as a principal investment risk in the Fund’s prospectus.

Response:  Under normal circumstances, the Registrant does not expect the Fund’s portfolio turnover rate to regularly exceed 100% on an annual basis.  The predecessor fund’s portfolio turnover rate for the fiscal year ended June 30, 2023 was 26.2%.

4.
Comment:  In the first paragraph of the principal investment strategy disclosure under the summary section of the prospectus, is the second to last sentence the same as in the predecessor fund’s principal investment strategy disclosure?  If not, explain why.

Response: The Registrant confirms that the language used in the Fund’s principal investment strategies is the same as used for the predecessor fund.

5.
Comment:  In the introductory paragraph to the performance information in the summary section of the prospectus, the narrative states that the bar chart shows performance from year to year.  Because the bar chart shows only one calendar year of performance, modify the language consistent with Instruction 1(b)(2) to Item 4 of Form N-1A.

Response: The requested change will be made.

6.	Comment: In the average annual return table in the summary section of the prospectus, move the information in Footnote 2 to a parenthetical after the benchmark name.

Response: The requested change will be made.

7.
Comment:  Under the purchase and sales of Fund shares in the summary section of the prospectus, add the disclosure required by Item 6(c)(3) of Form N-1A with respect to the costs an investor may incur due to the difference between the bid-ask spread when buying shares in the secondary market.

Response: The requested change will be made.

8.
Comment:  Under the “Management of the Fund – Investment Adviser” section in the prospectus, add the disclosure required by Item 10(a)(1) of Form N-1A with respect to: (1) the aggregate fee paid to the adviser for the predecessor fund for the most recent fiscal year as a percentage of average net assets; and (2) a statement that a discussion regarding the basis for the board of trustees approving any investment advisory contract of the Fund will be available in the Fund’s annual or semi-annual report to shareholders.  In addition, under the “Management of the Fund – Portfolio Managers” section of the prospectus, the portfolio managers’ biographies need to describe their business experience for the past 5 years.

Response: The requested changes will be made.

9.
Comment:  On the back cover of the prospectus, add the disclosure required by Item 1(b)(1) of Form N-1A noting that in the Fund’s annual report, shareholders will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year and that in its Form N-CSR filings, shareholders will find the Fund’s annual and semi-annual financial statements.

Response: The requested change will be made.

10.
Comment:  Under the “Rejection of Purchase Orders” section of the prospectus and the similarly titled sub-section in the statement of additional information, delete the statement that the Fund reserves the “absolute” right to reject a purchase order, including if “(d) acceptance of the purchase transaction order would have certain adverse tax consequences to the Fund” and “(f) the acceptance of the purchase order transaction would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners.” The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by exchange traded funds (“ETFs”). However, in connection with the proposal and adoption of Rule 6c-11 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp. 67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from Section 22(d) of the 1940 Act and Rule 22c-1 thereunder and therefore would be inconsistent with Rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p. 59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant will revise the applicable disclosure in the Fund’s prospectus and statement of additional information as follows:

“The SEC has expressed the view that a suspension of creations that impairs the arbitrage mechanism applicable to the trading of ETF shares in the secondary market is inconsistent with Rule 6c-11 under the 1940 Act. The SEC’s position does not prohibit the suspension or rejection of creations in all instances.  The Fund reserves the ~~absolute~~ right, to the extent consistent with the provisions of Rule 6c-11 under the 1940 Act and the SEC’s position, to reject a purchase order transmitted to it by the Distributor in respect of the Fund if (a) the order is not in proper form; (b) the purchaser or group of purchasers, upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the applicable Fund; (c) the deposit securities delivered are not as specified by the Adviser and the Adviser has not consented to acceptance of an in-kind deposit that varies from the designated deposit securities; (d) ~~acceptance of the purchase transaction order would have certain adverse tax consequences to the applicable Fund; (e)~~ the acceptance of the purchase transaction order would, in the opinion of counsel, be unlawful; ~~(f) the acceptance of the purchase order transaction would otherwise, in the discretion of the applicable Fund or the Adviser, have an adverse effect on the applicable Fund or the rights of beneficial owners; (g)~~ (e) the value of a cash purchase amount, or the value of the balancing amount to accompany an in-kind deposit, exceeds a purchase authorization limit extended to an Authorized Participant by the custodian and the Authorized Participant has not deposited an amount in excess of such purchase authorization with the custodian prior to the relevant cut-off time for the applicable Fund on the Transmittal Date; or ~~(h)~~ (f) in the event that circumstances outside the control of the Fund, the Distributor and the Adviser make it impractical to process purchase orders. A Fund shall notify a prospective purchaser of its rejection of the order of such person. The Fund and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of purchase transaction orders nor shall either of them incur any liability for the failure to give any such notification.”

B. Statement of Additional Information

11.	Comment: Provide the information about the ownership structure of the investment adviser required by Item 19(a)(1) of Form N-1A.

Response: The requested change will be made.

* * *
Please direct any questions or comments relating to the foregoing responses to me at the above-referenced telephone number.

Very truly yours,

/s/ Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Alyssa Greenspan
Community Capital Management, LLC

Krista Hunsiker
SEI Investments

5